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  Description of Issuance, Transfer, and Redemption Procedures For Individual
                                   Flexible
              Premium Variable Life Insurance Policies Issued By
PHL Variable Life Insurance Company and Phoenix Life Insurance Company And Their
            Applicable Separate Accounts As Describe In Appendix A

   This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii) that PHL Variable Life Insurance Company and Phoenix Life Insurance Company ("Companies") follow in connection with the (1) issuance of flexible premium variable life insurance policies; (2) acceptance of initial premium payments; and (3) certain redemptions of a policy owner's interests in the policy. To the extent that a section of the prospectus describes a procedure with relies on Rule 6e-3(T)(b)(12)(iii) and no supplemental information is necessary, that procedure is not discussed or repeated in this document. Any capitalized terms not defined in this document have the same definition as in the prospectus.

     I.  The Application of the Initial Premium Payment

     The policies are offered and issued pursuant to underwriting standards in accordance with state insurance laws. The initial premium for the policies is not the same for all owners with the same principal sum. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays an initial premium in line with the insured's mortality risk as actuarially determined by utilizing factors such as age, gender, and premium class of the insured. Uniform premiums for all insured would discriminate unfairly in favor of these insured representing greater risk. Although there is no uniform premium for all insured, there is a uniform premium for all insureds of the same premium class, age, gender, and principal sum.

     A. The following procedure applies to all individual flexible premium variable life insurance policies

     Application, Underwriting, and Policy Issuance, and the Application and Allocation of Initial Premium

     In addition to the information provided in the section of the prospectus "How To Purchase a Policy," a prospect must complete an application and submit it to the Company through any licensed Company life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy.

     A prospect may but is not required to provide the initial premium payment with the application. If a prospect chooses to submit the initial premium before the policy is in force, the Company will consider the premium not in good order and will deposit it to a non-interest bearing account,/1/which is part of our General Account. If the Company declines coverage, the Company will refund the initial premium payment within five business days of its decision. If the Company approves coverage, the Company will generally put the policy in force within one business day of the underwriting approval date but in no event will the Company wait longer than five business days of the underwriting approval date to put the policy in force. Within that time, the Company performs a final quality check on the entire case to ensure every requirement is in good order ("Policy Date"). The initial premium is
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/1/  The Company will not accept such premium unless temporary insurance coverage is in force.

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     then applied to the policy on the Policy Date and allocated according to the Free Look provisions of the policy, required by applicable state insurance law. If the Policy is issued but not paid, the initial premium will be applied and allocated according to the Free Look provisions of the policy on the valuation date the Company receives the payment in good order. If the policy is issued as other than applied for, the Company will require a new signed illustration and additional premium if applicable, before the policy will become in good order.

     If an initial premium payment exceeds the limitations under the Internal Revenue Code ("IRC"), the portion that can be applied without exceeding the premium limitations (including situations where a policy change is made) should be applied on or within five business days of the underwriting approval date of the policy or policy change if submitted prior to coverage approval and the remainder must be returned to the owner. If coverage has already been approved, then the allowable premium amount may be applied on the valuation date the Company receives it in good order and the excess premium amount must be refunded to the owner.

     The Company may sometimes backdate a Policy, if the owner requests, by assigning an issue date earlier than the Policy Date so that the owner can obtain lower cost of insurance rates, if the insured would have been a different age within "x" days prior to the Policy Date. For a backdated policy, however, monthly deductions begin earlier than they would have if the policy was not backdated. The owner will incur charges for the period between the issue date and the Policy Date as if full insurance coverage had been in effect for that period, even though actual death benefit coverage did not begin until the Policy Date.

      B. The following procedure applies to all corporate owned flexible premium variable life insurance policies

     Application, Underwriting, and Policy Issuance, and the Application and Allocation of Initial Premium

     In addition to the information provided in the section of the prospectus "How To Purchase a Policy," a prospect must complete an application and submit it to the Company through any licensed Company life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy. In the case of corporate owned life insurance, the prospective owner is a corporation attempting to purchase a number of individual life insurance policies on the lives of certain employees, with the employees' consent ("Plan"). In addition, the prospective owner must review new Internal Revenue Code Section 101(j) requirements concerning Employer-Owned Life Insurance (including insurable interest and notice/consent requirements). The owner must provided written verification that: (1) the coverage is permitted within IRC section 101(j); (2) the insureds were given required written notice; and (3) the insured provided required written consent to be insured. This verification is to be included in the policy file.

     Plans are underwritten differently than individual life insurance policies because certain factors that would not be applicable in underwriting an individual life insurance policy, like Plan size, can affect the fees and charges. Because some or even all of the members of the Plan may need to be medically underwritten as well, the Plan does not go into effect until all the policies are underwritten and approved. (In some cases, there is a guaranteed issue, in which case, full medical underwriting is not required.)

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     A prospect may, but is not required to, provide the initial premium payment with the applications. If a prospect chooses to submit the initial premium before the Plan is in force, the Company will consider the premium not in good order and will deposit it to a non-interest bearing account/1/ which is part of our General Account, unless the following criteria are met:

     If the Company receives applications with an executed Memo of Understanding on Deposited Amounts, and the total Plan size is $500,000 or more, the Company will pay interest on the deposit amount as described in the Memo of Understanding. For cases in which interest will be paid, the criteria for interest payments will be uniform for all applicants. Interest is calculated and paid monthly using a simple interest methodology. Interest begins accruing from the date the initial premium is received until the first of the following dates: (1) a denial of coverage;
     (2) the approval and issue of coverage for all cases in the Plan; or
     (3) until the prospect requests a refund of the premium. The interest is not paid into the policy, it is paid to the Owner and subject to income tax.

     If the Company declines coverage, the Company will refund the initial premium payment, and any applicable interest, within five business days of its decision. If the Company approves coverage, the Company will put the policy force on the Plan effective date. The initial premium is then applied to the policy on the Plan effective date and allocated according to the Free Look provisions of the policy, required by applicable state insurance law. If the Policy is issued but not paid, the initial premium will be applied and allocated according to the Free Look provisions of the policy on the valuation date the Company receives the payment in good order. If the policy is issued as other than applied for, the Company will require a new signed illustration and additional premium if applicable, before the policy will become in good order.

     If an initial premium payment exceeds the limitations under the IRC, the allowable premium amount, the amount that can be applied without exceeding the premium limitations, (including situations where a policy change is made) is applied on the Plan effective date or policy change if submitted prior to coverage approval and the excess premium amount must be returned to the owner. If coverage has already been approved, then the premium which does not exceed IRS guidelines may be applied on the valuation date the Company receives it in good order and the remainder must be refunded to the owner.

     The Company may sometimes backdate a Policy, if the owner requests, by assigning an issue date earlier than the Policy Date so that the owner can obtain lower cost of insurance rates, if the insured would have been a different age within "x" days prior to the Policy Date. For a backdated policy, however, monthly deductions begin earlier than they would have if the policy was not backdated. The owner will incur charges for the period between the issued date and the Policy Date as if full insurance coverage had been in effect for that period, even though actual death benefit coverage did not begin until the Plan effective Date.

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/2/  The Company will not accept such premium unless temporary insurance coverage is in force.

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     II. Pricing Errors

     In accordance with industry practices, the Company has established procedures to address and to correct Company errors in the pricing of any financial transaction, except for de minimus amounts. The company will correct non-de minimus errors it makes and will assume any risk associate with the error. Owners will not be negatively impacted financially as a result of errors made by the Company. The Company will retain any gain or absorb any loss which occurs as a result their error.

     In accordance with industry practices, the Company will correct Fund Company errors in the pricing of any financial transaction, except for de minimus amounts. Owners will not be negatively impacted financially for errors made in connection with an incorrect net asset value. The Company will work with the Fund Company regarding the responsible party through the provisions and indemnifications available under the relevant participation agreement.

     III.Redemptions

     Death Benefits

   Death Benefit payments do not become in good order until the Company receives due proof of death satisfactory to the Company. Once the claim becomes in good order, to the extent the benefit is variable, it is priced on the valuation date that it becomes in good order. The death proceeds will generally be disbursed within one business day but in no more than seven calendar days. If the Company cannot determine the identity of the proper beneficiary is, it may file an inter-pleader with a court of competent jurisdiction which would require the Company to pay the death benefit to the court and subsequently the court would determine the appropriate beneficiary. The Company may also delay payment of a claim if it needs to be investigated due to suspicion of fraud, misrepresentation, or if it is within the contestability period as described in the policy.

Once the Company receives due proof of death and a variable death benefit is in place, the Company backdates the benefit to the date of death and moves it into a suspense account from which the death benefit is paid. Additionally, the Company will pay interest on the death benefit amount at the higher of the amount specified in the contract or under the applicable state law.

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                                  Appendix A

             TABLE OF INDIVIDUAL VARIABLE LIFE INSURANCE POLICIES

Policy Name  '33 Act #  '40 Act #
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           TABLE OF CORPORATE OWNED VARIABLE LIFE INSURANCE POLICIES

Policy Name  '33 Act #  '40 Act #
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